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Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

January 20, 2011

VIA EDGAR
Duc Dang, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Apple REIT Ten, Inc.
File No. 333-168971

Dear Mr. Dang:

Enclosed please find marked pages to the registration statement for Apple REIT Ten, Inc. (the “Company”). The revisions reflected on the enclosed pages are in response to the oral comments we received from you telephonically on January 14, 2011. The additional disclosure and modifications on the selected pages were included in the Company’s final prospectus which was filed under Rule 424(b)(3) on January 20, 2011.

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

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